As filed with the Securities and Exchange Commission on June 8, 1999
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                              ---------------------


A.         EXACT NAME OF TRUST:

           McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust Series II, McLaughlin, Piven,
           Vogel Technology Trust Series II, and The Pinnacle Trust Large Cap Series III

B.         NAME OF DEPOSITORS:

           McLaughlin, Piven, Vogel Securities, Inc.                                         Reich & Tang Distributors, Inc.

C.         COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

           McLaughlin, Piven, Vogel Securities, Inc.                                         Reich & Tang Distributors, Inc.
           30 Wall Street                                                                    600 Fifth Avenue
           New York, New York 10005                                                          New York, New York 10020

D.         NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                                                             COPY OF COMMENTS TO:
           ALLAN M. VOGEL                           PETER J. DEMARCO                         MICHAEL R. ROSELLA, Esq.
           President                                Reich & Tang Distributors, Inc.          Battle Fowler LLP
           McLaughlin, Piven, Vogel                 600 Fifth Avenue                         75 East 55th Street
           Securities, Inc.                         New York, New York 10020                 New York, New York 10022
           30 Wall Street                                                                    (212) 856-6858
           New York, New York 10005

E.         TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

           An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust Series II, McLaughlin, Piven, Vogel Technology Trust Series II, and The Pinnacle Trust Large Cap Series III are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

           Indefinite

G.         AMOUNT OF FILING FEE:

           No filing fee required.

H.         APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

           As soon as practicable after the effective date of the Registration Statement.

           / / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================


843753.1

                    Subject to Completion Dated June 8, 1999

--------------------------------------------------------------------------------

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

--------------------------------------------------------------------------------


               MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST SERIES II
               MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST SERIES II
                                       AND
                     THE PINNACLE TRUST LARGE CAP SERIES III



The final prospectuses for the McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust, McLaughlin, Piven, Vogel Technology Trust, and The McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust are hereby incorporated by reference and used as a preliminary prospectus for McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust Series II, McLaughlin, Piven, Vogel Technology Trust Series II, and The Pinnacle Trust Large Cap Series III. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to each Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriter who will be informed of the expected effective date of the Trusts and who will be supplied with complete information with respect to each Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trusts.


================================================================================

================================================================================

     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                       PROSPECTUS PART A DATED JULY , 1999


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.








843753.1

PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

         The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

         The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:

           The facing sheet on Form S-6.

           The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheets to the Registration Statements of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust filed on March 5, 1999, and McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust filed on August 7, 1998.
           The Prospectus consisting of           pages.
           Undertakings.
           Signatures.

           Listed below are the names and registration numbers of the previous series of McLaughlin, Piven, Vogel Family of Trusts, the final prospectuses of which properly supplemented, might be used as a preliminary prospectus for McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust Series II, McLaughlin, Piven, Vogel Technology Trust Series II, and The Pinnacle Trust Large Cap Series III. These final prospectuses are incorporated herein by reference.

                     McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust (Registration No. 333-73401)
                     McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II (Registration No. 333-68527)

           Written consents of the following persons:
                     Battle Fowler LLP (included in Exhibit 3.1)
                     Ernst & Young LLP

      The following exhibits:

         *99.1.1           -- Reference  Trust  Agreement  including  certain
                              amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
         99.1.1.1          -- Form of Trust Indenture and Agreement (filed as
                              Exhibit  1.1.1  to  Amendment  No.  1 to Form  S-6
                              Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on September 23, 1998 and incorporated herein by reference).
         99.1.3.5         --  Certificate of  Incorporation  of Reich & Tang
                              Distributors, Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on
                              January 15, 1998 and incorporated herein by reference).
         99.1.3.6         --  By-Laws  of  Reich & Tang  Distributors,  Inc.
                              (filed as Exhibit 99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
         99.1.3.7         --  Certificate  of  Incorporation  of McLaughlin,
                              Piven, Vogel Securities, Inc. dated March 8, 1977 and as amended on January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982, December 20, 1983
                              and September 25, 1989 (filed as Exhibit 99.1.3.7 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).
         99.1.3.8          -- By-Laws of McLaughlin,  Piven, Vogel Securities
                              Inc. (filed as Exhibit 99.1.3.8 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

--------
*       To be filed by amendment.

843753.1

         *99.3.1           -- Opinion of Battle Fowler LLP as to the legality
                              of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
         99.6.0            -- Power of Attorney of Reich & Tang Distributors,
                              Inc., the Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on
                              January 15, 1998 and incorporated herein by reference).
          99.6.1           -- Power of  Attorney  of  McLaughlin,  Piven,  Vogel
                              Securities, Inc. (filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

--------
*  To be filed by amendment

843753.1

                           UNDERTAKING TO FILE REPORTS

           Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust Series II, McLaughlin, Piven, Vogel Technology Trust Series II, and The Pinnacle Trust Large Cap Series III has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 8th day of June, 1999.

                             MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                             MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST SERIES II MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST SERIES II THE PINNACLE TRUST LARGE CAP SERIES III
                                        (Registrant)

                             McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                                        (Depositor)


                             By    /s/  ALLAN M. VOGEL
                               -------------------------------------------------
                                        Allan M. Vogel
                                        (Authorized Signator)


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of McLaughlin, Piven, Vogel Securities, Inc., the Depositor, in the capacities and on the dates indicated.

              Name                                               Title                                           Date
              ----                                               -----                                           ----


JAMES C. MCLAUGHLIN                                 Chairman of the Board, Chief
                                                    Executive Officer and Director

ALLAN M. VOGEL                                      President, Secretary, Chief Financial
                                                    Officer and Director
                                                                                                        June 8, 1999


                                                                                                        By   /s/ ALLAN M. VOGEL
                                                                                                          -------------------------
                                                                                                                    Allan M. Vogel
                                                                                                                  Attorney-In-Fact*







--------
*     An executed copy of a Power of Attorney was filed as Exhibit 99.6.1 to
      Form S-6 Registration Statement No. 333-60915 on August 7, 1998.

843753.1

                           UNDERTAKING TO FILE REPORTS

           Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust Series II, McLaughlin, Piven, Vogel Technology Trust Series II, and The Pinnacle Trust Large Cap Series III has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 8th day of June 1999.

                             MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                             MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST SERIES II MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST SERIES II THE PINNACLE TRUST LARGE CAP SERIES III
                                        (Registrant)

                             REICH & TANG DISTRIBUTORS, INC.
                                        (Depositor)


                             By /s/ PETER J. DEMARCO
                                -----------------------------------
                                        Peter J. DeMarco
                                        Executive Vice President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

              Name                                               Title                         Date
              ----                                               -----                         ----

RICHARD E. SMITH III                                President and Director
PETER S. VOSS                                       Director

                                                                                   June 8, 1999


                                                                                   By /s/ PETER J. DEMARCO
                                                                                     -----------------------------
                                                                                      Peter J. DeMarco
                                                                                      as Executive Vice President
                                                                                      and Attorney-In-Fact*
G. NEAL RYLAND                                      Director
EDWARD N. WADSWORTH                                 Executive Officer
STEVEN W. DUFF                                      Director
PETER J. DEMARCO                                    Executive Vice President
RICHARD I. WEINER                                   Vice President
BERNADETTE N. FINN                                  Vice President
LORRAINE C. HYSLER                                  Secretary
RICHARD DE SANCTIS                                  Treasurer

--------
*    Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form
     S-6 Registration Statement No. 333-44301 on January 15, 1998.

843753.1
                                      II-3

                         CONSENT OF INDEPENDENT AUDITORS

      We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated July __, 1999, in this Registration Statement (Form S-6 No. 333-______) of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust Series II, McLaughlin, Piven, Vogel Technology Trust Series II, and The Pinnacle Trust Large Cap Series III.


                                                        ERNST & YOUNG LLP


New York, New York
July __, 1999



843753.1
                                      II-4